May 15, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103

Dear Ms. Sweeney,

The purpose of this letter is to respond to your letter dated April 18, 2006, regarding the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2005. Our responses below are keyed to the comments outlined in your letter.

1. We note that you do not separately present cost of services on the face of your income statement. Please tell us whether you have this information available. Refer to Article 5 of Regulation S-X.

Federated derives its revenue from providing investment advisory, administrative and other fund-related services to both sponsored and third-party investment products. Given that its entire business is service oriented, we have historically taken the view that all of Federated’s operating expenses are costs of services, or more generally, costs of doing business as a service provider. Based on this view, we do not track expenses in a format that would enable us to readily report a subset of operating expenses as “costs of services.” Federated reports the details of its operating expenses in a format that is generally consistent with its investment-management peers, which we believe enhances the usefulness and comparability of our financial statements.

Ms. Joyce Sweeney

May 15, 2006

2. We note your disclosure that you may waive certain fees for services for competitive reasons or to meet regulatory or contractual requirements. Please tell us and in future filings disclose the nature and amount of fees waived for each period presented.

In the first quarters of 2006 and 2005, Federated waived $103.6 million and $82.6 million in revenue, respectively. In each case, at least 99% of the waived revenue was voluntarily waived by Federated for competitive reasons.

In the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 we disclosed the following: Federated may waive certain fees for competitive reasons or to meet contractual or regulatory requirements. Federated waived fees of $103.6 million and $82.6 million in the first quarters of 2006 and 2005, respectively, almost all of which was for competitive reasons.

3. We note your disclosure that the effect of applying the guidance in EITF 04-5 did not have a material impact on your financial position or results of operations. Please tell us and in future filings disclose the expected impact, including the transition method applied, upon adoption of this EITF for all other limited partnerships in fiscal year 2006.

In accordance with the transition rules, Federated was required to adopt the provisions of Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5), beginning June 29, 2005 for all newly created limited partnerships and as of January 1, 2006 for all limited partnerships created prior to June 29, 2005. As of January 1, 2006, Federated, or a subsidiary thereof, held general partner interests in four limited partnerships, three of which were created prior to June 29, 2005. Two of these partnerships were investment advisor companies created to advise certain Federated-sponsored funds. These partnerships were voting interest entities, the original structures of which entitled Federated to a majority interest as general partner and provided the limited partners with no substantive kick-out or participating rights. Upon adoption of EITF 04-5, their structures remained unchanged. As a result, Federated continued to consolidate the limited partnerships, consistent with its accounting for these entities since their inception.

The two remaining limited partnerships, one of which was newly created in the latter half of 2005, represented Federated-sponsored investment companies in which Federated held a minor investment as general partner. Federated determined that these limited partnerships were variable interest entities after evaluating the decision-making ability of the at-risk equity in accordance with the provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R). Federated did not apply

Ms. Joyce Sweeney

May 15, 2006

the provisions of EITF 04-5 to these limited partnerships given that paragraph 3 of EITF 04-5 states: “The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under Interpretation 46(R).”

In the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 we disclosed the following: In June 2005, the FASB ratified the consensus in Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides guidance for determining whether a general partner controls a limited partnership. The guidance broadly provides that the general partner in a limited partnership is presumed to control that limited partnership. However, that presumption can be overcome if the limited partners have either substantive kick-out rights or substantive participating rights. The effective date for applying the guidance in EITF 04-5 was June 29, 2005 for all new or recently modified limited partnerships and no later than the first reporting period in fiscal years beginning after December 15, 2005, for all other limited partnerships. Federated is the named general partner for certain sponsored funds organized as limited partnerships. Based on the fact that, whether newly formed or previously existing, the limited partnerships are variable interest entities and therefore not within the scope of EITF 04-5, the adoption of this EITF did not have a material impact on Federated’s financial position or results of operations.

* * *

We acknowledge that the adequacy and accuracy of disclosures in Federated’s corporate filings is the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes in response to staff comments in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. We represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this information provides you with sufficient details in response to your comments. We would be happy to discuss any additional comments or

Ms. Joyce Sweeney

May 15, 2006

questions you may have regarding Federated’s filings. Please direct any follow-up questions as follows:

Thomas R. Donahue

Chief Financial Officer

Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Telephone: 412-288-1222

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

cc:	Ben Phippen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103